EX-99.77J REVALUATN

Exhibit 77(j)(b) – NAV Errors

On February 19, 2010 for the PIA Moderate Duration Bond Fund, fund accounting incorrectly posted a credit default swap transaction as a purchase of buy protection instead of sale protection.  There was a loss of $16.00 to the Fund which was reimbursed by U.S. Bancorp Fund Services.

On May 17, 2010 for the PIA Moderate Duration Bond Fund, fund accounting used the prior day closing price for a credit default swap.  There was a loss of $79.87 to the Fund which was reimbursed by U.S. Bancorp Fund Services.